Exhibit (a)(5)(D)

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BRODSKY & SMITH, LLC

Evan J. Smith, Esquire

Ryan P. Cardona, Esquire

9595 Wilshire Boulevard, Suite 900

Beverly Hills, CA 90212

Phone: (877) 534-2590

Facsimile: (610) 667-9029

esmith@brodskysmith.com

rcardona@brodskysmith.com

Attorneys for Plaintiff

IN THE UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

JOSEPH MOZEE, On Behalf of Himself and All Others Similarly Situated,	Case No.: CLASS ACTION COMPLAINT FOR:
Plaintiff,	(1) Violation of § 14(e) of the Securities Exchange Act of 1934

v.

SHORETEL, INC., DON JOOS, MARJORIE BOWEN, MARK BREGMAN, KENNETH DENMAN, CHARLES KISSNER, SHANE ROBISON, CONSTANCE SKIDMORE, JOSEF VEJVODA, MITEL US HOLDINGS, INC., SHELBY ACQUISITION CORPORATION, and MITEL NETWORKS CORPORATION,

(2) Violation of § 20(a) of the Securities Exchange Act of 1934 (3) Breach of Fiduciary Duties JURY DEMAND
Defendants.

Plaintiff Joseph Mozee (“Plaintiff”), by his attorneys, on behalf of himself and those similarly situated, files this action against the defendants, and alleges upon information and belief, except for those allegations that pertain to him, which are alleged upon personal knowledge, as follows:

SUMMARY OF THE ACTION

1.    Plaintiff brings this stockholder class action on behalf of himself and all other public stockholders of ShoreTel, Inc. (“ShoreTel” or the “Company”), against ShoreTel, the Company’s Board of Directors (the “Board” or the “Individual Defendants”) for violations of Sections 14(e) and 20(a) of the Securities and Exchange Act of 1934 (the “Exchange Act”), and

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for breaches of fiduciary duty as a result of Defendants’ efforts to sell the Company as a result of an unfair process, and for an unfair price. Also named as defendants are Mitel Networks Corporation and its subsidiary Mitel US Holdings, Inc. (collectively, “Parent”) and Parent’s wholly owned subsidiary, Shelby Acquisition Corporation (“Merger Sub,” and together with Parent, “Mitel”). This action seeks to enjoin a tender offer currently scheduled to expire at 12:00 midnight, Eastern time, at the end of the day on September 18, 2017 (the “Tender Offer” or “Offer”), upon the successful completion of which Mitel shall acquire each outstanding share of ShoreTel common stock for $7.50 per share in cash (the “Proposed Transaction” or “Merger”).

2.    The terms of the Proposed Transaction were memorialized in a July 27, 2017 filing with the Securities and Exchange Commission (“SEC”) on Form 8-K attaching the definitive Agreement and Plan of Merger (the “Merger Agreement”). Notably, the terms of the Merger Agreement require that stockholders tender only one share more than 50% of the sum of the total number of shares of ShoreTel stock then outstanding at the time of the expiration of the Offer (the “Minimum Condition”).

3.    Significantly, in connection with the Offer and Merger, and concurrently with entering into the Merger Agreement, Parent and Merger Sub entered into Tender and Support Agreements, dated as of July 2, 2017 (the “Support Agreements”), with all Directors and Executive Officers of ShoreTel. The Support Agreements obligate the Supporting Stockholders to tender their shares of Company common stock into the Offer and otherwise support the transactions contemplated by the Merger Agreement, making it increasingly unlikely that a third party will submit a bid with the cards stacked so much in favor of Mitel.

4.    On August 17, 2017, ShoreTel filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “14D-9”) with the SEC in support of the Proposed Transaction.

5.    Defendants breached their fiduciary duties to the Company’s stockholders by agreeing to a transaction that undervalues ShoreTel and is the result of a flawed sales process. Post-closure, ShoreTel stockholders will be frozen out of seeing the return on their investment of any and all future profitability of ShoreTel.

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6.    Further, pursuant to the terms of the Merger Agreement, upon the consummation of the Proposed Transaction, the Individual Defendants and executive officers of ShoreTel will be able to exchange large, illiquid blocks of Company stock for massive payouts, in addition to receiving cash in exchange for certain outstanding vested options and/or other types of restricted stock units. Moreover, certain Directors and other insiders will also be the recipients of lucrative change-in-control agreements, triggered upon the termination of their employment as a consequence of the consummation of the Proposed Transaction. All stated, Company insiders stand to reap millions dollars in personal profits as a result of the Proposed Transaction. Such large paydays upon the consummation of the Proposed Transaction, have clearly tainted the motivations of the Board in approving it.

7.    Finally, in violation of sections 14(e) and 20(a) of the Exchange Act and their fiduciary duties, Defendants caused to be filed the materially deficient 14D-9 in an effort to solicit stockholders to tender their ShoreTel shares in favor of the Proposed Transaction. The 14D-9 is materially deficient and deprives ShoreTel stockholders of the information they need to make an intelligent, informed and rational decision of whether to tender their shares in favor of the Proposed Transaction. As detailed below, the 14D-9 omits and/or misrepresents material information concerning, among other things: (a) the Company’s financial projections; (b) the sales process of the Company; and (b) the data and inputs underlying the financial valuation analyses that purport to support the fairness opinions provided by the Company’s financial advisor J.P. Morgan Securities LLC (“J.P. Morgan”); and (c) the financial analyses performed by J.P. Morgan in support of the Proposed Transaction.

8.    Absent judicial intervention, the merger will be consummated, resulting in irreparable injury to Plaintiff and the Class. This action seeks to enjoin the Proposed Transaction or, in the event the Proposed Transaction is consummated, to recover damages resulting from violation of the federal securities laws by Defendants.

PARTIES

9.    Plaintiff is an individual citizen of the State of Missouri. He is, and at all times relevant hereto, has been a ShoreTel stockholder.

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10.    Defendant ShoreTel is a Delaware corporation and maintains its principal executive offices at 960 Stewart Drive, Sunnyvale, CA 94085. ShoreTel’s common stock is traded on the NasdaqGS under the ticker symbol “SHOR”.

11.    Defendant Don Joos (“Joos”) has been a director at all relevant times and serves as the Company President and Chief Executive Officer (“CEO”).

12.    Defendant Marjorie Bowen (“Bowen”) has been a director of ShoreTel at all relevant times and serves as a member on the Board’s Audit Committee.

13.    Defendant Mark Bregman (“Bregman”) has been a director of ShoreTel at all relevant times and serves as a member on the Board’s Nominating and Governance and Compensation Committees.

14.    Defendant Kenneth Denman (“Denman”) has been a director of ShoreTel at all relevant times and serves as the Chair of the Board’s Compensation Committee.

15.    Defendant Charles Kissner (“Kissner”) has been a director of ShoreTel at all relevant times and serves as the Chair of the Board’s Nominating and Governance Committee, as well as a member on the Board’s Audit Committee.

16.    Defendant Shane Robison (“Robison”) has been a director of ShoreTel at all relevant times and serves as the Chairman of the Company Board, as well as a member on the Board’s Compensation Committee.

17.    Defendant Constance Skidmore (“Skidmore”) has been a director of ShoreTel at all relevant times and serves as the Chair of the Board’s Audit Committee as well as a member on the Board’s Nominating and Corporate Governance Committee.

18.    Defendant Josef Vejvoda (“Vejvoda”) has been a director of ShoreTel at all relevant times and serves as a member on the Board’s Nominating and Governance and Compensation Committees.

19.    The defendants identified in paragraphs 11 through 18 are collectively referred to herein as the “Director Defendants” or the “Individual Defendants.”

20.    Defendant Mitel US Holdings, Inc. is a Delaware corporation and a party to the Merger Agreement.

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21.    Defendant Merger Sub is a Delaware corporation, a wholly-owned subsidiary of Parent, and a party to the Merger Agreement.

22.    Defendant Mitel Networks Corporation is a Canadian corporation, an affiliate of Parent and Merger Sub, and a party to the Merger Agreement.

JURISDICTION AND VENUE

23.    This Court has subject matter jurisdiction pursuant to Section 27 of the Exchange Act (15 U.S.C. § 78aa) and 28 U.S.C. § 1331 (federal question jurisdiction) as Plaintiff alleges violations of Sections 14(e) and Section 20(a) of the Exchange Act. This action is not a collusive one to confer jurisdiction on a court of the United States, which it would not otherwise have. The Court has supplemental jurisdiction over any claims arising under state law pursuant to 28 U.S.C. § 1367.

24.    Personal jurisdiction exists over each defendant either because the defendant conducts business in or maintains operations in this District, or is an individual who is either present in this District for jurisdictional purposes or has sufficient minimum contacts with this District as to render the exercise of jurisdiction over defendant by this Court permissible under traditional notions of fair play and substantial justice.

25.    Venue is proper in this District pursuant to 28 U.S.C. § 1391, because ShoreTel has its principal offices in this District, and each of the Individual Defendants, as Company officers or directors, has extensive contacts within this District.

CLASS ACTION ALLEGATIONS

26.    Plaintiff brings this action pursuant to Federal Rule of Civil Procedure 23, individually and on behalf of the stockholders of ShoreTel’s common stock who are being and will be harmed by Defendants’ actions described herein (the “Class”). The Class specifically excludes Defendants herein, and any person, firm, trust, corporation or other entity related to, or affiliated with, any of the Defendants.

27.    This action is properly maintainable as a class action because:

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(a)    The Class is so numerous that joinder of all members is impracticable. According to the Company’s most recent 10-Q, as of April 27, 2017, there were more than 68 million common shares of ShoreTel outstanding. The actual number of public stockholders of ShoreTel will be ascertained through discovery;

(b)    There are questions of law and fact which are common to the Class, including inter alia, the following:

(i)    Whether Defendants have violated the federal securities laws;

(ii)    Whether Defendants made material misrepresentations and/or omitted material facts in the 14D-9;

(iii)    Whether Defendants have breached their fiduciary duties; and

(iv)    Whether Plaintiff and the other members of the Class have and will continue to suffer irreparable injury if the Proposed Transaction is consummated.

(c)    Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class;

(d)    Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class;

(e)    The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class;

(f)    Plaintiff anticipates that there will be no difficulty in the management of this litigation and, thus, a class action is superior to other available methods for the fair and efficient adjudication of this controversy; and

(g)    Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

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THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

28.    By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with ShoreTel and owe the Company the duties of due care, loyalty, and good faith.

29.    By virtue of their positions as directors and/or officers of ShoreTel, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause ShoreTel to engage in the practices complained of herein.

30.    Each of the Individual Defendants are required to act with due care, loyalty, good faith and in the best interests of the Company. To diligently comply with these duties, directors of a corporation must:

(a)    act with the requisite diligence and due care that is reasonable under the circumstances;

(b)    act in the best interest of the company;

(c)    use reasonable means to obtain material information relating to a given action or decision;

(d)    refrain from acts involving conflicts of interest between the fulfillment of their roles in the company and the fulfillment of any other roles or their personal affairs;

(e)    avoid competing against the company or exploiting any business opportunities of the company for their own benefit, or the benefit of others; and

(f)    disclose to the Company all information and documents relating to the company’s affairs that they received by virtue of their positions in the company.

31.    In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of ShoreTel, are obligated to refrain from:

(a)    participating in any transaction where the directors’ or officers’ loyalties are divided;

(b)    participating in any transaction where the directors or officers are entitled to receive personal financial benefit not equally shared by the Company or its public stockholders; and/or

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(c)    unjustly enriching themselves at the expense or to the detriment of the Company or its stockholders.

32.    Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated, and are violating, the fiduciary duties they owe to ShoreTel, Plaintiff and the other public stockholders of ShoreTel, including their duties of loyalty, good faith, and due care.

33.    As a result of the Individual Defendants’ divided loyalties, Plaintiff and Class members will not receive adequate, fair or maximum value for their ShoreTel common stock in the Proposed Transaction.

SUBSTANTIVE ALLEGATIONS

Company Background

34.    ShoreTel provides business communication solutions for small and medium sized businesses. The Company offers integrated voice, video, data, and mobile applications based on Internet protocol technologies, such as ShoreTel Voice Switches; ShoreTel Service Appliances for messaging, conferencing, and collaboration applications; ShoreTel Director, which enables IT administrators to view and manage the entire system from various locations using a single application; ShoreTel IP Phones; and Small Business Edition 100 for smaller businesses.

35.    The Company also provides ShoreTel Mobility for smartphone users that allows the user to communicate from various locations, including office, home, or through Wi-Fi hotspots; ShoreTel Communicator that enables to communicate through video, voice, and instant messaging; conferencing and collaboration solutions; Microsoft Integration that offers a range of integration options with applications, such as Microsoft Lync, Microsoft Exchange, Microsoft Office, and Microsoft Internet Explorer; and ShoreTel contact center that enables organizations to route incoming contacts to appropriate agent in a multisite contact center.

36.    In addition, ShoreTel offers standard and custom software development services; system design and installation services; training services, including certification programs; and technical support services, such as Web-based access support services and tools, access to

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technical support engineers, and hardware replacement, as well as software updates and monitoring capabilities.

37.    The Company serves a range of vertical markets, including professional services, financial services, government, education, health care, sports and entertainment, manufacturing, non-profit organizations, and technology industries through a network of approximately 1,200 resellers and distributors in the United States and internationally.

38.    ShoreTel has shown sustained solid financial performance. For example, an August 2, 2017 press release issued by the Company reporting its Fourth-Quarter and Fiscal Year 2017 financial results, showcased such Company achievements as an increase in hosted revenues of 17% from the previous year, a 4% sequential increase. Furthermore, the Company saw a GAAP hosted gross margin increase in fiscal 2017 of 3.6% over the previous year.

39.    Speaking on these positive results, Company CEO Joos noted, “We ended our fiscal year with strong results in our June quarter. Our total revenue in the quarter was a record and our non-GAAP profitability reached its highest level in over a year.” He went on further to comment on the Company’s growth, even during a transitory period, stating, “While we continue to transform the business, our Hosted revenue growth was 19% for fiscal year 2017 and we had a significant sequential increase in premise customers migrating to our hosted solution.”

40.    ShoreTel’s previous financial results are further evidence of the Company’s strong financial footing, for example, in an April 26, 2017 press release announcing Q3 Fiscal Year 2017 results, the Company noted such positive outcomes as an increase in hosted revenues of 17% year-on-year, or 4% sequentially. Additionally, GAAP hosted gross margin for the quarter were up over 5% year-on-year.

41.    Speaking on these positive results Defendant and CEO Joos commented on the Company’s future growth by stating, “Total revenue, profitability and cash flow from operations showed improvements on a year over year comparison. We have implemented and will continue to identify actions to further improve the company’s growth.”

42.    Despite this upward trajectory and glowing pronouncements by management, the Individual Defendants have caused ShoreTel to enter into the Proposed Transaction, thereby

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depriving Plaintiff and other public stockholders of the Company the opportunity to reap the benefits of ShoreTel’s present and future success.

The Flawed Sales Process

43.    The process deployed by the Individual Defendants was flawed and inadequate, and conducted out of the self-interest of the Individual Defendants

44.    ShoreTel and Parent’s plan to enact a transaction such as the Proposed Transaction stretches back to March 2013, at which time the two companies engaged in preliminary discussions to that effect. These plans were, however, shelved by ShoreTel on June 14, 2013, when it determined to pursue a standalone strategic plan.

45.    In 2014, Mitel again made overtures to acquire ShoreTel, providing an unsolicited offer for $8.10 per share in cash. The ShoreTel Board determined that this significantly undervalued the Company and rejected the 2014 offer.

46.    During July 2016, Mitel again contacted ShoreTel regarding a possible combination. At this time, the ShoreTel Board created the Strategic Advisory Committee consisting of Directors, Denman, Robison, Skidmore, and Vejvoda to advise the Company Board in evaluating strategic alternatives, including possible acquisition proposals. Also at this time, ShoreTel approved of J.P. Morgan’s engagement to act as Company financial advisor.

47.    On July 20, 2016, Mitel informed ShoreTel that it was not currently interested in pursuing a transaction, but that the companies should “keep in touch.”

48.    On August 4, 2016, ShoreTel publicly announced it had formed the Strategic Advisory Committee and was seeking strategic alternatives, including a possible sale of the Company.

49.    From August 8 through September 6, 2016, J.P. Morgan contacted twenty-eight strategic parties and thirty-four financial parties to solicit interest in a possible strategic transaction with ShoreTel. Such parties did not include Mitel. ShoreTel also received an unsolicited inquiry from an additional strategic party during this time.

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50.    ShoreTel entered into confidentiality agreements (“NDAs”) with fourteen of these parties, ten of which were financial sponsors (including “Party A” and “Party B”) and four strategic parties.

51.    Throughout September 2016, these interested parties conducted due diligence.

52.    On October 10, 2016, Party A made a non-binding proposal to acquire ShoreTel for $9.00 per share in cash. Party A noted that it would use debt financing for $150 to $175 million of the funds necessary for the Transaction.

53.    After further diligence, on November 5, 2016, Party A provided an updated non-binding proposal reducing its offer to $8.50 per share in cash. It again lowered the consideration to $8.26 the following day. The Party A proposal also requested exclusivity.

54.    On November 21, 2016, ShoreTel entered into a 30-day exclusivity agreement with Party A to negotiate a possible transaction. However, on December 20, 2016, Party A updated its proposal further, reducing its proposed price to $8.00 per share.

55.    On December 21, 2016, following the end of the Party A exclusivity period, Defendant Joos contacted representatives from Mitel to inquire as to Mitel’s interest regarding possible strategic alternatives. Mitel representatives indicated possible interest and determined to “stay in touch”.

56.    On January 29, 2017, Party A withdrew its outstanding offer citing difficulties obtaining debt financing.

57.    From January through May 2017, ShoreTel had discussions with several other companies that did not result in any substantial due diligence or proposed offers.

58.    On May 26, 2017, Party B submitted a non-binding proposal to acquire ShoreTel at a price range of $7.50 to $8.00 per share, based upon further due diligence. Following the receipt of this proposal, Party B and ShoreTel extended their previously executed NDA.

59.    On June 6, 2017, a party previously contacted by J.P. Morgan (“Party C”) extended a previously entered into NDA with ShoreTel to further participate in the process.

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60.    On June 7, 2017, after being contacted by J.P. Morgan, representatives of Mitel indicated that it was interested in exploring a potential acquisition of ShoreTel, and believed that Mitel could act quickly given the companies familiarity with each other.

61.    Throughout June 2017, Party B, Party C, and Mitel engaged in due diligence efforts.

62.    On June 21, 2017, Party C submitted a non-binding proposal to acquire ShoreTel for a price range of $7.00-$7.50 per share.

63.    On July 7, 2017, Mitel submitted a non-binding proposal to acquire ShoreTel at a range of $7.20-$7.40 per share in cash. The proposal also contemplated a 30-day exclusivity period between Mitel and ShoreTel. ShoreTel thereafter instructed J.P Morgan to continue negotiations with Mitel.

64.    On July 10, 2017, ShoreTel representatives informed Mitel representatives that in order to enter into exclusivity Mitel would need to increase its price to $7.60 per share. Mitel updated its proposal to reflect a $7.50 per share price, and indicated that such a price was its “best and final” offer, and requested a 28-day exclusivity period.

65.    On July 11, 2017, Party B indicated that it was no longer interested in proceeding with the Transaction. Also on July 11, 2017, Party C indicated that it had reduced the high end of its price from $7.50 to $7.00 per share.

66.    On July 11, 2017, ShoreTel and Mitel entered into an exclusivity agreement to negotiate the potential transaction that would last until August 6, 2017.

67.     Throughout the remainder of July 2017, the Company and Mitel negotiated several outstanding issues relating to a potential transaction, including the inclusion of a parent termination fee, which ShoreTel initially requested be valued at 9.0% of the transaction, but Mitel demanded be limited to $30.0 million, to which ShoreTel agreed.

68.    On July 26, 2017, the ShoreTel Board met to discuss the potential transaction with Mitel. During this meeting, J.P. Morgan delivered its oral opinion that the Merger Agreement was fair, from a financial point of view, to ShoreTel stockholders. Thereafter the ShoreTel Board unanimously voted to approve the execution of the Merger Agreement.

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69.    On July 27, 2017, Mitel and ShoreTel jointly announced the Proposed Transaction.

The Proposed Transaction

70.    On July 27, 2017, the Company issued a press release announcing that ShoreTel had agreed to be acquired by Mitel in the Proposed Transaction. The press release states in relevant part:

OTTAWA, ON and SUNNYVALE, CA – July 27, 2017 – Mitel (Nasdaq: MITL) (TSX: MNW) and ShoreTel (Nasdaq:SHOR) today announced that they have entered into a definitive merger agreement pursuant to which Mitel will acquire 100% of the outstanding shares of ShoreTel common stock in an all-cash transaction at a price of $7.50 per share, or a total equity value of approximately $530 million and a total enterprise value of approximately $430 million. The purchase price represents a 28% premium to ShoreTel’s closing share price on July 26, 2017.

Stronger together as a global market leader in the rapidly growing UCaaS market

Continuing to deliver its move-to-the-cloud strategy, with this transaction Mitel is accelerating on a growth path by investing further and faster into the UCaaS (Unified Communications as a Service) market as digital transformation accelerates customer demand for cloud-based solutions globally. The combined company will be the #2 player in the UCaaS market, creating a supplier with the scale and technical capabilities to enable customers with new cloud-based solutions and applications.

The combined company will be headquartered in Ottawa, Canada, and will operate as Mitel. Rich McBee, Mitel’s Chief Executive Officer, will lead the combined organization. Steve Spooner, Mitel’s Chief Financial Officer, will also continue in that role.

“This is a very natural combination that enables us to continue to consolidate the industry and take advantage of cost synergy opportunities while adding new technologies and significant cloud growth to our business,” said Mitel CEO, Rich McBee. “Together, Mitel and ShoreTel will be able to take customers to the cloud faster with full-featured, cloud-based communications and applications.”

Uniquely qualified to take customers and partners to the cloud

Together, the combined company will have approximately 3,200 channel partners and an industry-leading portfolio of communications and collaboration solutions. Mitel and ShoreTel are committed to providing continued support and an attractive path forward for all customers and partners – cloud and premise. On closing of the proposed transaction, the combined company will have a global workforce of approximately 4,200 employees.

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“With the announcement today, this concludes our comprehensive review of strategic alternatives by delivering a significant cash premium for our shareholders,” said Don Joos, CEO of ShoreTel. “Customers are clearly moving to the cloud at a rapid pace. The combination of Mitel and ShoreTel creates a new UCaaS market leader with a differentiated strategy and solution, and a clear migration path so that no customer is left behind or will have to abandon what they already have to cloud-enable their organization.”

Once the transaction is complete, Mitel will be uniquely positioned to offer all customers the advantages of cloud-based communications. For enterprise customers, ShoreTel’s solutions will strengthen Mitel’s ability to cloud-enable customers with existing premise or mixed estate deployments, creating the technical foundation needed for delivery of next-generation cloud applications.

Size, scale and financial foundation to drive growth

Financial highlights of the transaction include:

•	Combined sales of $1.3 billion*

•	Increases Mitel’s total recurring revenue to 39% of total revenue*

•	More than doubles Mitel’s UCaaS revenue to $263 million*

•	Significant synergy opportunity targeted at $60M in annual run rate spend expected to be achieved over two years

•	Expected to be accretive to non-GAAP EPS in the first year

*	based on trailing twelve months combined to March 31, 2017

Transaction Details

The transaction will be completed through a cash tender offer for all of the outstanding shares of ShoreTel common stock, followed by a merger, which will not require approval of ShoreTel’s stockholders, in which remaining shares of ShoreTel common stock will be converted into the right to receive the same $7.50 cash per share price paid in the tender offer. ShoreTel’s Board of Directors has recommended that ShoreTel stockholders tender their shares in the offer. In connection with the execution of the merger agreement, ShoreTel’s directors and executive officers, have entered into tender support agreements with Mitel pursuant to which they have agreed to tender their shares to Mitel’s offer.

Mitel intends to finance the consideration for the acquisition and associated transaction expenses using a combination of cash on hand from the combined business, drawings on its existing revolving credit facility and proceeds from a new fully underwritten $300 million term loan maturing in 2023. The existing term loan

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and revolving credit facility will remain in place, with the Company having already obtained the requisite majority consent to certain amendments which accommodate the acquisition and the incremental financing. BMO Capital Markets is leading the new term loan facility with Citizens Bank, N.A., HSBC Bank Canada and Canadian Imperial Bank of Commerce serving as Joint Lead Arrangers and Joint Bookrunners. Citizens Bank, N.A., lead on the existing amended facilities, will act as administrative agent for these and the new term loan. EA Markets LLC provided Mitel with independent advisory and transaction services in conjunction with the arrangement and structuring of the new financing.

The transaction is expected to be completed in the third quarter of 2017, subject to ShoreTel stockholders having tendered shares representing more than 50% of the outstanding shares of ShoreTel common stock, certain regulatory approvals having been obtained and other customary conditions to the tender offer having been satisfied.

Jefferies LLC is serving as financial advisor to Mitel, Paul, Weiss, Rifkind, Wharton & Garrison LLP is serving as legal advisor to Mitel and Osler, Hoskin & Harcourt LLP is serving as legal advisor to Mitel in connection with the financing. J.P. Morgan Securities LLC is serving as financial advisor to ShoreTel and Fenwick & West LLP is serving as legal advisor to ShoreTel.

The Inadequate Merger Consideration

71.    Significantly, analyst expectations, the Company’s strong market position, extraordinary growth, positive future outlook, and synergistic benefits with Mitel establish the inadequacy of the merger consideration.

72.    First, the compensation afforded under the Proposed Transaction to Company stockholders significantly undervalues the Company. The proposed valuation does not adequately reflect the intrinsic value of the Company. Moreover, the valuation does not adequately take into consideration how the Company is performing, considering increases in revenues reported by the Company recent quarters of the past financial year.

73.    Notably, analyst coverage indicates a high target above the deal price, with analysts at Northland Securities, valuing the Company at $10.00 per share as recently as July of 2017, a value that is 33.33% greater than the valuation offered to Plaintiff and other public stockholders in the Proposed Transaction.

74.    Furthermore, the consideration offered in the Proposed Transaction does not take into account the considerable synergies afforded to Mitel. Notably, Rich McBee, CEO of Mitel, stated in the press release announcing the Proposed Transaction that, “This is a very natural

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combination that enables us to continue to consolidate the industry and take advantage of cost synergy opportunities while adding new technologies and significant cloud growth to our business.”

75.    Those in the media have also commented the synergies present in the Proposed Transaction. For example, Ron Miller of TechCrunch noted in a July 27, 2017 article that the combination “catapults Mitel to number two in the Unified Communications as a Service (UCaaS) market.”

76.    Obviously, the opportunity to invest in such Company in order to strengthen its market presence is a great coup for Mitel, however it undercuts the foresight and investment of Plaintiff and all other public stockholders who have done the same.

77.    Moreover, post-closure, ShoreTel stockholders will be completely cashed out from any and all ownership interest in the Company, forever foreclosing them from receiving any future benefit in their investment as ShoreTel continues on its upward financial trajectory.

78.    It is clear from these statements and the facts set forth herein that this deal is designed to maximize benefits for Mitel at the expense of ShoreTel and ShoreTel’s stockholders, which clearly indicates that ShoreTel stockholders were not an overriding concern in the formation of the Proposed Transaction.

Preclusive Deal Mechanisms

79.    The Merger Agreement contains certain provisions that unduly benefit Mitel by making an alternative transaction either prohibitively expensive or otherwise impossible. Significantly, the Merger Agreement contains a termination fee provision that requires ShoreTel to pay up to $24.5 million to Mitel if the Merger Agreement is terminated under certain circumstances. Moreover, under one circumstance, ShoreTel must pay this termination fee even if it consummates any Takeover Proposal (as defined in the Merger Agreement) within 12 months following the termination of the Merger Agreement. The termination fee will make the Company that much more expensive to acquire for potential purchasers. The termination fee in combination with other preclusive deal protection devices will all but ensure that no competing offer will be forthcoming.

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80.    The Merger Agreement also contains a “No Solicitation” provision that restricts ShoreTel from considering alternative acquisition proposals by, inter alia, constraining ShoreTel’s ability to solicit or communicate with potential acquirers or consider their proposals. Specifically, the provision prohibits the Company from directly or indirectly soliciting, initiating, proposing or inducing any alternative proposal, but permits the Board to consider a Takeover Proposal only if it constitutes or is reasonably calculated to lead to a “Superior Proposal” as defined in the Merger Agreement.

81.    Moreover, the Agreement further reduces the possibility of a topping offer from an unsolicited purchaser. Here, the Individual Defendants agreed to provide Mitel information in order to match any other offer, thus providing Mitel access to the unsolicited bidder’s financial information and giving Mitel the ability to top the superior offer. Thus, a rival bidder is not likely to emerge with the cards stacked so much in favor of Mitel.

82.    Finally certain of the Individual Defendants and other members of Company management have agreed to enter into Tender and Support agreements, further constraining a rival bidder from being able to make an effective bid for the Company. According to the Merger Agreement, the Supporting Stockholders entered into the Support Agreements which obligate them to tender their shares of Company common stock into the Offer and otherwise support the transactions contemplated by the Merger Agreement.

83.    Accordingly, the Company’s true value is compromised by the consideration offered in the Proposed Transaction.

Potential Conflicts of Interest

84.    There is strong evidence that the Proposed Transaction may be tainted by the self-interest of the Individual Defendants. Certain insiders stand to receive massive financial benefits as a result of the Proposed Transaction, as the large, illiquid chunks of shares currently held by certain Defendants and Company insiders will be exchanged for cash.

85.    For example, the following table sets forth the current holdings of large, illiquid blocks of Company stock that insiders currently hold, which will be exchanged for cash upon the consummation for the Proposed Transaction:

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Name	Number of Shares	Cash Consideration Payable in Respect of Shares ($, in thousands)
Executive Officers
Donald Joos	68,957	517.18
Michael Healy	25,428	190.71
Eugenia Corrales	4,681	35.11
Bharath Oruganti	63,923	479.42
David Petts	63,176	473.82
Allen Seto	23,016	172.62
Non-Employee Directors
Marjorie Bowen	—	—
Mark F. Bregman	79,591	596.93
Kenneth D. Denman	114,394	857.96
Charles D. Kissner	140,181	1051.36
Shane Robison	6,379	47.84
Constance Skidmore	37,428	280.71
Josef Vejvoda	—	—

86.    In addition, under the terms of the Merger Agreement, upon the consummation of the Proposed Transaction, each outstanding and vested Company option, will be cancelled in exchange for the right to receive, without interest, an amount in cash equal to the product of the excess, if any, of the merger consideration over the applicable share per share exercise price underlying such vested option, multiplied by the number of shares underlying such vested option.

87.    Moreover, under the terms of the Merger Agreement, upon the consummation of the Proposed Transaction, each outstanding and vested Company restricted stock unit (“RSU”), will be cancelled in exchange for the right to receive, without interest, an amount in cash equal to the product obtained by multiplying the merger consideration by the total number of shares subject to such vested RSU.

88.    The following table sets forth the approximate amount of the payments that each of ShoreTel director and/or executive officer is entitled to receive in connection with the consummation of the Merger pursuant to their outstanding and vested options and/or RSUs and ShoreTel compensatory awards:

Name	Total Shares subject to Options to be Cashed Out(1) (#)	Value of Cashed Out Options(2) ($, in thousands)	Total Shares subject to RSUs to be Cashed Out(3) (#)	Value of Cashed-Out RSUs(4) ($, in thousands)	Total Value ($, in thousands)
Executive Officers:
Donald Joos	1,018,000	2,075.37	165,000	1,237.50	3,312.87
Michael E. Healy	415,000	782.10	75,000	562.50	1,344.60
Eugenia Corrales	200,000	130.00	65,000	487.50	617.50

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Bharath Oruganti	217,375	297.30	75,000	562.50	859.80
David Petts	475,000	1,043.35	75,000	562.50	1,605.85
Allen Seto	150,000	361.55	35,000	262.5	624.05
Non-Employee Directors
Marjorie Bowen	40,000	3.20	—	—	3.20
Mark F. Bregman	20,000	22.70	13,500	101.25	123.95
Kenneth D. Denman	20,000	22.70	13,500	101.25	123.95
Charles D. Kissner	11,667	15.53	13,500	101.25	116.78
Shane Robison	—	—	13,500	101.25	101.25
Constance Skidmore	—	—	13,500	101.25	101.25
Josef Vejvoda	40,000	3.60	13,500	101.25	104.85

89.    Furthermore, certain employment agreements with several ShoreTel officers or directors are entitled to severance packages should their employment be terminated under certain circumstances. These ‘golden parachute’ packages are significant, and will grant each director or officer entitled to them at the very least, hundreds of thousands of dollars, compensation not shared by ShoreTel’s common stockholders. The following table sets forth the Golden Parachute compensation for certain ShoreTel directors and officers, as well as their estimated value payable:

Name	Cash ($, in thousands)(1)	Equity (Single Trigger) ($, in thousands)(2)	Perquisites/ Benefits ($, in thousands)(3)	Other ($, in thousands)(4)	Total ($, in thousands)(5)
Donald Joos	1,802.50	1,309.42	$32.40	—	3,144.32
Michael Healy	537.00	588.05	$14.12	200.00	1,339.17
Eugenia Corrales	517.50	552.50	$21.60	250.00	1,341.60
Bharath Oruganti	456.00	580.27	$25.02	200.00	1,261.29
David Petts	650.00	589.17	$21.60	150.00	1,410.77

90.    Finally, the 14D-9 indicates that, on July 26, 2017, the day the Merger Agreement was executed, the Board’s Compensation Committee approved the payment of cash bonuses to certain Directors amounting in total to $1,150,000. This last minute effort to grant themselves even further monetary compensation is a perfect example of the Board’s priorities throughout the sales process, namely, themselves and not the public stockholders of the Company.

91.    Thus, while the Proposed Transaction is not in the best interests of ShoreTel’s public stockholders, it will produce lucrative benefits for the Company’s officers and directors.

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The Materially Misleading and/or Incomplete 14D-9

92.    On August 17, 2017, ShoreTel filed with the SEC a materially misleading and incomplete 14D-9 that failed to provide the Company’s stockholders with material information and/or provides them with materially misleading information critical to the total mix of information available to the Company’s stockholders concerning the financial and procedural fairness of the Proposed Transaction.

Omissions and/or Material Misrepresentations Concerning ShoreTel’s Financial Projections

93.    The 14D-9 fails to provide material information concerning financial projections provided by ShoreTel’s management, reviewed with ShoreTel and relied upon by J.P. Morgan in its analyses. Courts have uniformly stated that “projections … are probably among the most highly-prized disclosures by investors. Investors can come up with their own estimates of discount rates or [    ] market multiples. What they cannot hope to do is replicate management’s inside view of the company’s prospects.” In re Netsmart Techs., Inc. S’holders Litig., 924 A.2d 171, 201-203 (Del. Ch. 2007).

94.    With respect to ShoreTel’s financial projections, the 14D-9 fails to disclose line item projections for the metrics used to calculate several non-GAAP metrics, or otherwise reconcile the non-GAAP projections with the most comparable GAAP measures for the years 2021 through 2027. When a company discloses information in a proxy that includes non-GAAP financial metrics, the company must also disclose comparable GAAP metrics and a quantitative reconciliation of the non-GAAP metrics to GAAP metrics. See 17 C.F.R. § 244.100 (requiring that the disclosure of material non-GAAP financial measures be accompanied by an identification and presentation of the most directly comparable GAAP measure, and a reconciliation of the non-GAAP measure to the comparable GAAP measure by a clearly understandable method). Indeed, the SEC has repeatedly emphasized that disclosure of unreconciled non-GAAP projections is inherently misleading, and has heightened its scrutiny of the use of such projections. Here, the non-GAAP metrics for which the 14D-9 fails to disclose line item projections include gross margin, adjusted EBITDA, and unlevered free cash flows, for years 2018 through 2020.

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95.    The SEC has increased its scrutiny of the use of non-GAAP financial metrics in communications with stockholders. Recently, former SEC Chairwoman Mary Jo White stated that the frequent use by publicly traded companies of unique company specific non-GAAP financial measures implicates the centerpiece of the SEC’s disclosure regime:

In too many cases, the non-GAAP information, which is meant to supplement the GAAP information, has become the key message to investors, crowding out and effectively supplanting the GAAP presentation. Jim Schnurr, our Chief Accountant, Mark Kronforst, our Chief Accountant in the Division of Corporation Finance and I, along with other members of the staff, have spoken out frequently about our concerns to raise the awareness of boards, management and investors. And last month, the staff issued guidance addressing a number of troublesome practices which can make non-GAAP disclosures misleading: the lack of equal or greater prominence for GAAP measures; exclusion of normal, recurring cash operating expenses; individually tailored non-GAAP revenues; lack of consistency; cherry-picking; and the use of cash per share data. I strongly urge companies to carefully consider this guidance and revisit their approach to non-GAAP disclosures. I also urge again, as I did last December, that appropriate controls be considered and that audit committees carefully oversee their company’s use of non-GAAP measures and disclosures.1

96.    Without accurate projection data presented in the 14D-9, Plaintiff and other stockholders of ShoreTel are unable to properly evaluate the Company’s true worth, the accuracy of Cowen’s financial analyses, or make an informed decision whether to tender their Company stock in the Proposed Transaction.

Omissions and/or Material Misrepresentations Concerning the Sales Process leading up to the Proposed Transaction

97.    Specifically, the 14D-9 fails to provide material information concerning the process conducted by the Company and the events leading up to the Proposed Transaction. In particular, the 14D-9 fails to disclose:

(a)    The specific nature of all standstill provisions, including details related to any corresponding Don’t Ask, Don’t Waive (“DADW”) provisions or fall-away provisions therein,

[1]	Mary Jo White, Chairwoman, SEC, Keynote Address at the International Corporate Governance Network Annual Conference: Focusing the Lens of Disclosure to Set the Path Forward on Board Diversity, Non-GAAP, and Sustainability (June 27, 2016), https://www.sec.gov/news/speech/chair-white-icgn-speech.html.

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entered into as part of NDA agreements between the Company on the one hand and any identified parties who attended management presentations, and whether those standstills or NDAs are still in effect and were different in any way from one another;

(b)    Whether the Strategic Advisory Committee had any power to approve strategic alternatives before such strategic alternatives were voted on by the full Board;

(c)     The timing and nature of communications the payment of the $1,150,000 bonuses on July 26, 2017, including who participated in all such communications

(d)    The timing and nature of communications regarding future employment and/or directorship of ShoreTel’s officers and directors, if any, including who participated in all such communications.

(e)    The specific timing and nature of the work J.P. Morgan performed for Mitel in the past two years for which it was compensated $500,000 for as per the 14D-9.

Omissions and/or Material Misrepresentations Concerning the Financial Analyses Performed by J.P. Morgan

98.    In the 14D-9, J.P. Morgan describe its fairness opinions and the various valuation analyses performed to render its opinion. However, the descriptions fail to include necessary underlying data, support for conclusions, or the existence of, or basis for, underlying assumptions. Without this information, one cannot replicate the analyses, confirm the valuations or evaluate the fairness opinions.

99.    For example, the 14D-9 does not disclose material details concerning the analyses performed by J.P. Morgan in connection with the Proposed Transaction, including (among other things):

a.    Discounted Cash Flow Analysis

With respect to J.P. Morgan’s Discounted Cash Flow Analysis the 14D-9 fails to disclose:

i.	ShoreTel’s net cash;

ii.	The inputs and assumptions underlying the discount rate of 8.5% to 10.5%;

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iii.	The exit multiples implied form the analysis.

b.    Public Trading Multiples and Selected Transaction Analyses

With Respect to J.P. Morgan’s Public Trading Multiples and Selected Transaction Analyses the 14D-9 fails to disclose whether J.P. Morgan observed any other multiples or benchmarking metrics in the analyses.

c.     Sum-of-the-Part’s Analysis

With resepct to J.P. Morgan’s Sum-of-the-Part’s Analysis, the 14D-9 fails to disclose:

i.	ShoreTel’s net cash;

ii.	ShoreTel’s projected unlevered free cash flows for ShoreTel’s Premise Business that were used in the analysis;

iii.	The reasoning for why J.P. Morgan utilized two different valuation analyses to calculate ShoreTel’s implied value for its “Hosted Business” and “Premise Business” sectors.

100.    Without the omitted information identified above, ShoreTel’s public stockholders are missing critical information necessary to evaluate whether the proposed consideration truly maximizes stockholder value and serves their interests. Moreover, without the key financial information and related disclosures, ShoreTel’s public stockholders cannot gauge the reliability of the fairness opinion and the Board’s determination that the Proposed Transaction is in their best interests.

FIRST COUNT

Claim for Breach of Fiduciary Duties

(Against the Individual Defendants)

101.    Plaintiff repeats all previous allegations as if set forth in full herein.

102.    The Individual Defendants have violated their fiduciary duties of care, loyalty and good faith owed to Plaintiff and the Company’s public stockholders.

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103.    By the acts, transactions and courses of conduct alleged herein, Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in ShoreTel.

104.    As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty and good faith owed to the stockholders of ShoreTel by entering into the Proposed Transaction through a flawed and unfair process and failing to take steps to maximize the value of ShoreTel to its public stockholders.

105.    Indeed, Defendants have accepted an offer to sell ShoreTel at a price that fails to reflect the true value of the Company, thus depriving stockholders of the reasonable, fair and adequate value of their shares.

106.    Moreover, the Individual Defendants breached their duty of due care and candor by failing to disclose to Plaintiff and the Class all material information necessary for them to make an informed decision on whether to tender their shares in support of the Proposed Transaction.

107.    The Individual Defendants dominate and control the business and corporate affairs of ShoreTel, and are in possession of private corporate information concerning ShoreTel’s assets, business and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public stockholders of ShoreTel which makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing stockholder value.

108.    By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise due care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

109.    As a result of the actions of the Individual Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of ShoreTel’s assets and have been and will be prevented from obtaining a fair price for their common stock.

110.    Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the Class.

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111.    Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

SECOND COUNT

Violations of Section 14(e) of the Exchange Act

(Against All Defendants)

112.    Plaintiff repeats all previous allegations as if set forth in full herein.

113.    Defendants have disseminated the 14D-9 with the intention of soliciting stockholders to tender their shares in favor of the Proposed Transaction.

114.    Section 14(e) of the Exchange Act provides that in the solicitation of shares in a tender offer, “[i]t shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading[.]”

115.    The 14D-9 was prepared in violation of Section 14(e) because it is materially misleading in numerous respects and omits material facts, including those set forth above. Moreover, in the exercise of reasonable care, Defendants knew or should have known that the 14D-9 is materially misleading and omits material facts that are necessary to render them non-misleading.

116.    The Individual Defendants had actual knowledge or should have known of the misrepresentations and omissions of material facts set forth herein.

117.    The Individual Defendants were at least negligent in filing a 14D-9 that was materially misleading and/or omitted material facts necessary to make the 14D-9 not misleading.

118.    The misrepresentations and omissions in the 14D-9 are material to Plaintiff and the Class, and Plaintiff and the Class will be deprived of his entitlement to decide whether to tender his shares on the basis of complete information if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer period regarding the Proposed Transaction.

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THIRD COUNT

Violations of Section 20(a) of the Exchange Act

(Against all Individual Defendants and Mitel)

119.    Plaintiff repeats all previous allegations as if set forth in full herein.

120.    The Individual Defendants and Mitel were privy to non-public information concerning the Company and its business and operations via access to internal corporate documents, conversations and connections with other corporate officers and employees, attendance at management and Board meetings and committees thereof and via reports and other information provided to them in connection therewith. Because of their possession of such information, the Individual Defendants and Mitel knew or should have known that the 14D-9 was materially misleading to Company stockholders.

121.    The Individual Defendants and Mitel were involved in drafting, producing, reviewing and/or disseminating the materially false and misleading statements complained of herein. The Individual Defendants and Mitel were aware or should have been aware that materially false and misleading statements were being issued by the Company in the 14D-9 and nevertheless approved, ratified and/or failed to correct those statements, in violation of federal securities laws. The Individual Defendants and Mitel were able to, and did, control the contents of the 14D-9. The Individual Defendants and Mitel were provided with copies of, reviewed and approved, and/or signed the 14D-9 before its issuance and had the ability or opportunity to prevent its issuance or to cause it to be corrected.

122.    The Individual Defendants and Mitel also were able to, and did, directly or indirectly, control the conduct of ShoreTel’s business, the information contained in its filings with the SEC, and its public statements. Because of their positions and access to material non-public information available to them but not the public, the Individual Defendants and Mitel knew or should have known that the misrepresentations specified herein had not been properly disclosed to and were being concealed from the Company’s stockholders and that the 14D-9 was misleading. As a result, the Individual Defendants and Mitel are responsible for the accuracy of the 14D-9 and are therefore responsible and liable for the misrepresentations contained herein.

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123.    The Individual Defendants acted as controlling persons of ShoreTel within the meaning of Section 20(a) of the Exchange Act. By reason of their position with the Company, the Individual Defendants had the power and authority to cause ShoreTel to engage in the wrongful conduct complained of herein. The Individual Defendants controlled ShoreTel and all of its employees. Additionally, Mitel also had direct supervisory control over the composition of the 14D-9 and the information disclosed therein, as well as the information that was omitted and/or misrepresented in the 14D-9. As alleged above, ShoreTel is a primary violator of Section 14 of the Exchange Act and SEC Rule 14d-9. By reason of their conduct, the Individual Defendants are liable pursuant to section 20(a) of the Exchange Act.

WHEREFORE, Plaintiff demands injunctive relief, in his favor and in favor of the Class, and against the Defendants, as follows:

A.    Ordering that this action may be maintained as a class action and certifying Plaintiff as the Class representatives and Plaintiff’s counsel as Class counsel;

B.    Enjoining the Proposed Transaction;

C.    In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to Plaintiff and the Class; D. Declaring and decreeing that the Merger Agreement was agreed to in breach of the fiduciary duties of the Individual Defendants and is therefore unlawful and unenforceable;

E.    Directing the Individual Defendants to exercise their fiduciary duties to commence a sale process that is reasonably designed to secure the best possible consideration for ShoreTel and obtain a transaction which is in the best interests of ShoreTel and its stockholders;

F.    Directing defendants to account to Plaintiff and the Class for damages sustained because of the wrongs complained of herein; G. Awarding Plaintiff the costs of this action, including reasonable allowance for Plaintiff’s attorneys’ and experts’ fees; and H. Granting such other and further relief as this Court may deem just and proper.

DEMAND FOR JURY TRIAL

Plaintiff hereby demands a jury on all issues which can be heard by a jury.

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Dated: August 23, 2017		BRODSKY & SMITH, LLC

	By:	/s/ Evan J. Smith
Evan J. Smith (SBN242352)
Ryan P. Cardona (SBN302113
9595 Wilshire Boulevard, Suite 900
Beverly Hills, CA 90212
Telephone: (877) 534-2590
Facsimile: (310) 247-0160

Attorneys for Plaintiff

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